Exhibit 99.1

Sunshine Heart Urges Stockholders to Vote for Proposals at January 9 Special Stockholder Meeting

Eden Prairie, MN: December 21, 2016: Sunshine Heart, Inc. (NASDAQ: SSH) (“Sunshine Heart” or the “Company”) today urged stockholders of record at the close of business on December 2, 2016 to vote FOR all of the board proposals at the upcoming special meeting of stockholders, to be held on Monday, January 9, 2017.

Dear Stockholders:

Sunshine Heart has scheduled an important Special Meeting of Stockholders for Monday, January 9, 2017. If you were a stockholder of record at the close of business on December 2, 2016, you are entitled to vote at the Special Meeting. Your proxy support and vote is essential to achieving our goals and furthering our success.

As not only the President and CEO of Sunshine Heart, but also a fellow stockholder, I urge you to exercise your right to vote your shares. Please take prompt action to vote your Sunshine Heart shares by following the voting instructions included with our proxy materials.

Each of the board proposals is an important element of the Sunshine Heart’s plan to maintain listing on The Nasdaq Capital Market and fund its future operations and development.

Sunshine Heart has provided the below questions and answers to provide further clarity on proposals to be voted on at the special meeting of stockholders:

Q:                 Will Sabby Healthcare Master Fund Ltd. and Sabby Volatility Warrant Master Fund Ltd., which are funds managed by Sabby Management, LLC (collectively the “Purchasers”), take over control of the Company if the stockholders approve Proposals 1 and/or 2?

A:                 No.  The shares of preferred stock that are the subject of Proposals 1 and 2 have already been issued to the Purchasers.  Those shares have no voting rights.  Shares of Series B Convertible Preferred Stock and Series C Convertible Preferred Stock have a nominal liquidation preference over the Company’s common stock, in that holders are entitled to receive only the par value ($0.0001 per share), plus any accrued and unpaid dividends thereon, in liquidation before any payments to the holders of common stock.  Holders of shares of Series D Convertible Preferred Stock are entitled to receive only the stated value ($1,000 per share) plus any accrued and unpaid dividends thereon in liquidation before any payments to the holders of common stock.  All three series have no preferential dividend rights since the preferred stockholders are entitled to receive dividends on an “as converted to common stock” basis.

In connection with the conversion of the shares of such preferred stock to common stock, the Company believes that the Purchasers have no intention of taking control of the Company.  The terms of the preferred stock prevent the Purchasers from doing so through conversion of preferred stock by an ownership blocker.  That is, the preferred stock held by the Purchasers does not allow them to convert their preferred stock to common stock at any time if doing so would cause the holder and its affiliates to beneficially own over 4.99% of the Company’s outstanding common stock (which may be increased by the holders, but to no more than 9.99%).  This ownership blocker applies both before and after receipt of stockholder approval, so despite the large number of shares underlying the preferred stock, the Purchasers are unable to convert and take over control of the Company since they may not hold over 4.99% to 9.99% of the Company’s outstanding voting stock at any time.

The Company further notes that the acquisition of beneficial ownership of more than 5% of its common stock by the Purchasers or any other investor would trigger a filing of a Schedule 13D or 13G with the Securities and Exchange Commission within 10 days, and no such recent filings have been made.

Q:                 Can the Purchasers ensure the approval of Proposals 1 or 2 by purchasing shares of common stock in the open market or otherwise?

A:                 No.  The Purchasers are not entitled to vote on Proposal 1 or 2 under Nasdaq Listing Rules.

Q:                 If Proposals 1 and/or 2 are not approved, what impact would that have on the Company and the Company’s stockholders?

A:                 The Company believes that the failure to approve Proposals 1 and 2 would have a negative impact on both the Company and the Company’s stockholders.

Under the Securities Purchase Agreement with the Purchasers, the Company agreed not to contract to issue or announce the issuance of any common stock or common stock equivalents from the date of the Securities Purchase Agreement until 30 days after the receipt of stockholder approval solicited by the Company’s definitive proxy statement.  During such period, the Company has been, currently is and will continue to be unable to raise money through its at-the-market program or otherwise if and until the stockholders approve such proposals and 30 days have passed from such approval.  The Company will also be unable to receive the proceeds from the second closing under the Securities Purchase Agreement if and until stockholder approval is received.  The failure of these proposals will delay or halt the Company’s ability to raise additional capital.  As previously disclosed, the Company plans to seek additional capital in 2017 to fund the development of the Aquadex Business.

Furthermore, if such proposals are not approved, the Company is required to call a stockholder meeting every four months thereafter to seek such approval until the approval is obtained or the shares of preferred stock subject of the proposals are no longer outstanding.  Continuing to call special meetings, prepare materials, solicit proxies and related activities are all costly and time-consuming activities.  They also will divert management’s time and attention away from running the business.

Q:                 How would the failure to approve Proposals 1 and 2 impact the Company’s listing on The Nasdaq Capital Market?

A:                 The Company needs the ability to raise capital as needed and must continue to manage its costs to comply with the minimum stockholders equity requirement to maintain its listing on The Nasdaq Capital Market.  If the Company does not have the ability to raise additional capital in a timely fashion or at all and/or is required to continue calling special meetings and incurring fees and expenses related thereto, the Company may not be able to comply with the minimum stockholders’ equity requirement of The Nasdaq Capital Market.  If it appears to the Nasdaq staff that the Company will not be able to comply with all of the continued listing requirements, including the minimum stockholders’ equity requirement, the Company’s common stock may be subject to delisting.  If the common stock is delisted, it would likely trade only in the over-the-counter market and selling the Company’s common stock could be more difficult because smaller quantities of shares would likely be bought and sold, transactions could be delayed and coverage may be reduced. In addition, in the event the Company’s common stock is delisted, broker-dealers have certain regulatory burdens imposed upon them, which may discourage broker-dealers from effecting transactions in the Company’s common stock.

Any or all of these factors may further and materially limit the liquidity of the Company’s common stock for the Company’s stockholders.  These factors could also result in lower prices and larger spreads in the bid and ask prices for the Company’s common stock, could result in a loss of institutional investor interest and fewer development opportunities for the Company and would substantially further impair the Company’s ability to raise additional funds.

How to vote

Stockholders of Record.    You may vote by completing, signing and returning the proxy card in the postage-paid envelope provided.  If the postage-paid envelope is missing, please mail your completed proxy card to Sunshine Heart, Inc., c/o Claudia Drayton, Secretary, 12988 Valley View Road, Eden Prairie, Minnesota 55344.

If you are a stockholder of record, you may also vote electronically by internet.  To vote by internet, you will need to use a control number provided to you in the materials with the proxy statement and follow the additional steps when prompted.  The steps have been designed to authenticate your identity, allow you to give voting instructions, and confirm that those instructions have been recorded properly.

Beneficial Owners.  If you are a beneficial owner, you must vote your shares in the manner prescribed by your broker, bank or other nominee.  You will receive a voting instruction card (not a proxy card) to use in directing the broker, bank or other nominee how to vote your shares.  You may also have the option to vote your shares electronically via the internet or automated telephone service.

For stockholders who still need assistance voting their shares, or have questions regarding the special meeting, please contact the Company’s proxy solicitation firm, Morrow Sodali by telephone: 877-787-9239 for stockholders or 203-658-9400 for banks and brokerage firms.

The Sunshine Heart Board Recommends Stockholders Vote “FOR” all of the proposals.

At the special meeting, stockholders will vote on the following board proposals:

•                  Proposal 1 — To approve, as required by Nasdaq Listing Rule 5635(d), which requires stockholder approval of a transaction other than a public offering involving the sale, issuance or potential issuance by a company of common stock or securities convertible into or exercisable for common stock equal to 20% or more of the common stock, or 20% or more of the voting power outstanding before the issuance, for less than the greater of book or market value of the stock, the issuance of shares of our common stock, consisting of:

•                  shares of our common stock that are issuable upon conversion of the 2,900 shares of our Series C Convertible Preferred Stock sold pursuant to the Securities Purchase Agreement dated as of October 30, 2016 (the “Securities Purchase Agreement”), which shares of Series C Convertible Preferred Stock, if currently convertible, would convert into 17,058,824 shares of our common stock as of the record date, not taking into account the effects of the reverse stock split in

Proposal 3 and subject to adjustment of the conversion price as set forth in the certificate of designations for such series;

•                  shares of our common stock that are issuable upon conversion of the 900 shares of our Series D Convertible Preferred Stock sold or available to be sold pursuant to the Securities Purchase Agreement, which shares of Series D Convertible Preferred Stock, if currently convertible, would convert into an aggregate of 5,294,118 shares of our common stock as of the record date, not taking into account the effects of the reverse stock split in Proposal 3 and subject to adjustment of the conversion price as set forth in the certificate of designations for such series; and

•                  shares of our common stock that are issuable upon exercise of warrants to purchase our common stock, sold or available to be sold pursuant to the Securities Purchase Agreement or issued or to be issued to our placement agent or its designees as compensation for acting as placement agent in connection with the transactions contemplated by the Securities Purchase Agreement pursuant to the engagement letter dated May 4, 2016, which, if currently exercisable, would be exercisable for an aggregate of 23,694,117 shares of our common stock as of the record date, not taking into account the effects of the reverse stock split in Proposal 3, subject to adjustment as set forth in such warrants.

•                  Proposal 2 — To approve, as required by Nasdaq Listing Rule 5635(d), the issuance of shares of our common stock, consisting of shares of our common stock that are issuable upon conversion of the 1,824.436 outstanding shares of our Series B-1 Convertible Preferred Stock received by the holders thereof pursuant to a Securities Exchange Agreement dated as of October 30, 2016, in excess of the issuance limitation of 2,369,361 shares of common stock, which shares of Series B-1 Convertible Preferred Stock would convert into an aggregate of 10,731,976 shares of our common stock if such shares could be converted in excess of the issuance limitation as of the record date, not taking into account the effects of the reverse stock split in Proposal 3.

•                  Proposal 3 — To approve an amendment to our Fourth Amended and Restated Certificate of Incorporation, as amended, to effect a reverse split of our outstanding common stock at a ratio in the range of 1-for-20 to 1-for-60, to be determined at the discretion of our Board of Directors, whereby each outstanding 20 to 60 shares would be combined, converted and changed into 1 share of our common stock, without reducing the number of authorized shares of our common stock.

•                  Proposal 4 — To authorize one or more adjournments of the special meeting to solicit additional proxies in the event there are insufficient votes to approve any of the above proposals.

The Board of Directors recommends that you vote FOR Proposals 1, 2, 3, and 4.

The full meeting agenda is detailed in Sunshine Heart’s definitive proxy statement, which was filed with the Securities and Exchange Commission on December 8, 2016 and mailed to all Sunshine Heart stockholders of record as of December 2, 2016, the record date for the special meeting of Sunshine Heart’s stockholders to approve the above board proposals. Sunshine Heart advises all investors and security holders to read the definitive proxy statement and other documents filed with the Securities and Exchange Commission carefully and in their entirety.  Investors and security holders may obtain free copies of the definitive proxy statement and other documents filed with the Securities and Exchange Commission by Sunshine Heart through the website maintained by the SEC at www.sec.gov.  Free copies of the definitive proxy statement and other documents filed with the SEC can also by obtained upon request of Sunshine Heart.

We thank you for your proxy support and look forward to sharing our future successes with you.

Sincerely,

John L. Erb

President and Chief Executive Officer

About Sunshine Heart

Sunshine Heart, Inc. (Nasdaq:SSH) is an early-stage medical device company focused on developing a product portfolio to treat moderate to severe heart failure and related conditions.  The Company’s commercial product, the Aquadex system, is indicated for temporary (up to eight hours) ultrafiltration treatment of patients with fluid overload who have failed diuretic therapy, and extended (longer than 8 hours) ultrafiltration treatment of patients with fluid overload who have failed diuretic therapy and require hospitalization. Our objective is to improve the quality of life for heart failure patients and slow the disease progression. Sunshine Heart is a Delaware corporation headquartered in Minneapolis with wholly owned subsidiaries in Australia and Ireland. The Company has been listed on the NASDAQ Capital Market since February 2012.

Forward-Looking Statements

Certain statements in this release are forward-looking statements that are based on management’s beliefs, assumptions, expectations, and information currently available to management. All statements that address future operating performance, events or developments that we expect or anticipate will occur in the future are forward-looking statements, including without limitation, clinical and pre-clinical study designs and activities, expected timing for initiation, enrollment and completion of clinical trials, research and development activities, ultimate clinical outcomes and benefits of our products to patients, design and development of future studies, site activations, patient enrollment in studies, timing of regulatory filings and approvals, regulatory acceptance of our filings, our expectations with respect to product development and commercialization efforts, market and physician acceptance of our products, intellectual property protection, our ability to integrate acquired businesses, our expectations regarding anticipated synergies with and benefits from acquired businesses, potentially competitive product offerings, the Company’s ability to evidence compliance with the requirements of the Nasdaq Capital Market in the time provided by Nasdaq. The risk factors described in our filings with the SEC could cause actual events to adversely differ from the expectations indicated in these forward-looking statements. Management believes that these forward-looking statements are reasonable as and when made. However, you should not place undue reliance on forward-looking statements because they speak only as of the date when made. Sunshine Heart does not assume any obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Sunshine Heart may not actually achieve the plans, projections or expectations disclosed in forward-looking statements, and actual results, developments or events could differ materially from those disclosed in the forward-looking statements. Forward-looking statements are subject to a number of risks and uncertainties, including without limitation, the possibility that regulatory authorities do not accept our application or approve the marketing of our therapy, the possibility we may be unable to raise the funds necessary for the development and commercialization of our therapy and other risks and uncertainties described in our filings with the SEC. We do not assume any obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

For further information, please contact:

Claudia Napal Drayton	Investor Relations
Chief Financial Officer	Sunshine Heart Inc.
Sunshine Heart, Inc.	ir@sunshineheart.com
T: +1-952-345-4205